CONSENT OF QUALIFIED PERSON

Eric Kallio, P. Geo.
Lake Shore Gold Corporation, dba Tahoe Canada
121 King Street West, Suite 2140
Toronto, ON, Canada, M5H 3T9
Telephone 416.703.6298

I, Eric Kallio, P. Geo., consent to the public filing of the Technical Report titled “National Instrument 43-101 Technical Report, Timmins West Mine, Timmins, Ontario, Canada” and dated September 20, 2017 (the “Technical Report”) by Tahoe Resources Inc.

I also consent to any extracts from or a summary of the Technical Report in the news release titled “Tahoe Revises 2017 Guidance for Gold Operations and Provides Updated Reserves and Resources at Timmins West,” dated September 21, 2017.

I certify that I have read the aforementioned news release filed by Tahoe Resources Inc. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 21st day of September 2017.

/s/ Eric Kallio
Signature of Qualified Person

Eric Kallio, P. Geo.
Print name of Qualified Person